

July 22, 2020

Tie Li
Director and Chief Financial Officer
Li Auto Inc.
8th Floor, Block D, Building 8,
4th District of Wangjing East Garden,
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Li Auto Inc.**
> **Registration Statement on Form F-1**
> **Filed July 10, 2020**
> **File No. 333-239812**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed July 10, 2020

Jurisdiction and Arbitration, page 189

1. Please clearly disclose whether the exclusive forum provision applies to claims arising under the Exchange Act or the Securities Act in this section and on page 61.

2. Please revise to clarify, if true, that the arbitration provision does not apply to claims arising under the Securities Act or Exchange Act. Please revise your disclosure to clarify whether purchasers in a secondary transaction would be subject to this provision.

3. We note your disclosure that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company's shares, the ADSs or the deposit agreement. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please clarify whether purchasers in a secondary transaction would be subject to this provision.

General

4. We note your disclosure that Inspired Elite Investments Limited has special rights under the investor rights agreement, including the right to right to appoint, remove, and replace one director. We also note the Founder Entity has special rights, including the right to appoint, remove, and replace one director. Please revise your summary to reflect these special rights and include appropriate risk factor disclosure. Please also consider updating page 156 to reflect board appointment rights of Elite Investments Limited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Z. Julie Gao